[HIGHLAND LETTERHEAD]

December 22, 2016

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	RAIT Financial Trust

Schedule 13D filed October 7, 2016 by Highland Global Allocation Fund, Highland

Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P.,

Standard Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint

Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P.,

Highland Select Equity Fund GP, L.P., Highland Select Equity GP, LLC,

Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero

Amendments filed on November 10, 2016 and December 5, 2016

File No. 005-53667

Ladies and Gentlemen:

Highland Capital Management, L.P. (the “Company”) responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated December 16, 2016. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Schedule 13D.

United States Securities and Exchange Commission

December 22, 2016

General

1.	Some of the statements and representations contained within the above-captioned filings that have not been specifically requested by the line item disclosure requirements within Schedule 13D may constitute a solicitation within the meaning of Rule 14a-1(1)(1)(iii) of Regulation 14A. Please provide us with a brief legal analysis that explains what consideration was given to the application of Section 14(a) and Rule 14a-3(a) thereunder when the referenced beneficial ownership reports were filed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that none of the statements and representations within the above-captioned filings constitutes a “solicitation” within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A of the Securities Exchange Act of 1934. These filings are not solicitations because (1) no filing contains any request for a proxy, (2) no filing includes a request to execute or not execute, or to revoke, a proxy and (3) no filing furnishes a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. This conclusion is further supported by each of the following facts:

•	the purpose of the filings was to engage in discussions with RAIT Financial Trust (“RAIT”) and RAIT’s management regarding a potentially transformative transaction, evidenced by the two letters, dated November 10, 2016 and December 5, 2016, respectively. As stated in those letters, our intent was to engage with management and the board of RAIT to unlock substantial value for shareholders. These letters were addressed to “The Board of Trustees,” not to the stockholders directly;

•	we do not solicit any type of shareholder vote in any of the above-captioned filings; to the contrary, the letters that accompany each filing merely contain proposals for management of RAIT to consider. These letters were filed because they represent the plans or proposals of the Company with respect to RAIT;

•	as of the date of the above-captioned filings, no shareholder meeting was proposed or scheduled at which a shareholder vote could be held.

Because the statements contained in the above-captioned filings do not constitute a “solicitation,” Rule 14a-3(a) is not applicable.

2.

To the extent that the statements and representations which were not expressly required to be included by a specific line item requirement within Schedule 13D, and constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A, please be advised that each statement or assertion of opinion or belief made in

United States Securities and Exchange Commission

December 22, 2016

your filing must be characterized as such and be supported by a reasonable factual basis that is self-evident disclosed in the materials, or provided to the staff on a supplemental basis. In addition, the statements made also must be factually correct in order to comply with Rule 14a-9. Please provide supplemental support for the following statements:

Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed November 10, 2016

•	that “[m]anagement and the Board of RAIT, however, have repeatedly declined to engage with [you] regarding [y]our proposals.” It has come to our attention that members of RAIT’s Board of Trustees may have engaged with representatives of the Highland Group via email and telephonic conversations;

•	the Board’s “poorly-executed disposition of the Company’s holdings in IRT…,”

•	the Board’s “poor execution of the Internalization;”

•	“the Board must have been aware of the potential pressure on IRT’s stock given the massive dilutive offering undertaken by IRT needed to effect the Internalization;”

•	“…there was at least $15 million of permanent value destruction to the Company;”

•	“[w]e estimate the company would realize at least 50% synergies over the course of 12-18 months and reduce the currently outsized G&A to less than ~$25 million…These resulting synergies will increase pro forma CAD by at least 20%;”

•	“the Company’s share price could be worth ~ $6 per share in 12–18 months following the closing of a transaction…we believe these measures would normalize the Company’s debt and equity cost of capital while reducing leverage to industry norms;”

•	“under the direction of NextPoint, [RAIT] could be worth $6 per share in 18 months;”

•	“[you] are offering this proposal as a viable alternative to the Company’s current path, which has persistently been a drag on RAIT’s relative total returns;”

•	“[y]our proposal represents a unique opportunity to create compelling and certain value for RAIT’s shareholders;” and

United States Securities and Exchange Commission

December 22, 2016

•	“RAIT will be better positioned to provide an enhanced value proposition….”

Exhibit 99.1 of Amendment No. 2 to Schedule 13D filed December 5, 2016

•	Assertion that Mr. Davidson is the “Company’s new CEO” given that RAIT’s September 27, 2016 announcement of Mr. Davidson becoming the CEO upon closing of the Independence Realty Trust, Inc. transaction, which had yet to be closed;

•	Representation that “RAIT’s shareholders will benefit by (i) realizing significant CAD accretion through cost reductions and NexPoint’s existing infrastructure that could result in increased dividends and a higher common stock share price;”

•	Conclusion that “RAIT’s shareholders will benefit by…an infusion of capital at a premium which can be accretively invested by a new management team;”

•	Determination that your proposal will “create compelling and certain value for RAIT’s shareholder[s];” and

•	Apparently unsupported assumption that under your proposal, “the Company will be better positioned to provide an enhanced value proposition going forward.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that, as discussed in Response (1) above, none of the above-captioned filings constitutes a solicitation within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A of the Securities Exchange Act of 1934.

3.	Please confirm that future beneficial ownership reports or proxy solicitation filings will avoid the issuance of statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or improper conduct, without factual foundation. We note, as examples only, the following statements:

Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed November 10, 2016

•	“[i]t appears the lack of transparency around a go forward business plan” and

United States Securities and Exchange Commission

December 22, 2016

Exhibit 99.1 of Amendment No. 2 to Schedule 13D filed December 5, 2016

•	“the Board’s lack of engagement on our specific proposals,”

•	“given RAIT’s own failure to succinctly describe a plan for the business,”

•	that the amendments to the Bylaws were “specifically designed to disenfranchised shareholders,”

•	“independent board members continue to…approve measures to further entrench management,” and

•	the ostensible attestation that RAIT is currently on an “unsustainable path.”

Response: The Company acknowledges the Staff’s comments and will avoid the issuance of statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or improper conduct, without factual foundation, in all future filings.

4.	Highland proposed a transaction with RAIT that contemplates that RAIT would be merged into a newly-formed vehicle that would be externally managed. In addition, Highland has suggested the replacement of the current management of RAIT, and other apparent plans or proposals that implicate Item 4 of Schedule 13D such as the right to designate a board member of RAIT. Advise us, with a view toward revised disclosure under Item 4 of Schedule 13D, what consideration has been given to amending the disclosure beneath Item 4 to reflect these proposals. Refer to Section 13(d)(2) and Rule 13d-2(a) thereunder which together require that the beneficial ownership report be promptly amended to reflect a material change in the facts previously set forth therein.

Response: The Company acknowledges the Staff’s comments and advises the Staff that in our Schedule 13D filed October 7, 2016, we stated that we intended to engage in discussions with RAIT and that we may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There has been no material change in the plans or proposals other than reflected in the two above-captioned amendments with attached letters referenced in Item 4. To be clear, the Company has no plans or proposals other than disclosed in its Schedule 13D and the subsequent two amendments and letters. We are currently corresponding with the board, as evidenced by these letters. If and when a material change occurs and/or we take one or more of the actions described in subsections (a) through (j), we will promptly amend the beneficial ownership report again, as required.

* * * * * * *

United States Securities and Exchange Commission

December 22, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 972.419.6205. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas Surgent
Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.